Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 15 DATED NOVEMBER 22, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares. The purpose of this supplement is to disclose information about a recent co-investment acquisition.

Co-Investment Acquisition

The following disclosure supplements the Prospectus by adding a new subsection entitled “Milton” under the section “Our Portfolio” which appears on page 90 of the Prospectus.

Milton Industries

Overview. On November 21, 2019, the Company, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, made a co-investment in Milton Industries Inc. (“Milton”) of approximately $10.0 million. The Company’s co-investment is comprised of a combination of a minority common share equity position of approximately $6.6 million and $3.4 million of senior secured subordinated notes. The co-investment is alongside the LLCP Lower Middle Market Fund, L.P. (“LMM Fund”), an institutional fund and affiliate of the Sub-Manager.

Company Overview. Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

The U.S. market for such pneumatic accessories is approximately $2 billion and is projected to increase between 3% and 4% annually.

Investment Highlights. We believe that Milton is a stable, cycle-resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 30+ years among Milton’s top ten customers. We believe that Milton is well diversified, with its single largest customer representing only approximately 7% of Milton’s revenue as of December 31, 2018. Milton’s total revenue has grown at a compound annual growth rate of approximately 4.8% from 2016 to September 30, 2019. For the twelve-month trailing period ended September 30, 2019, Milton had net revenue of approximately $34.8 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. The following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (vi) strategic acquisitions.